

September 27, 2012

Via E-Mail
Mr. Robert C. Lyons
Chief Financial Officer
GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

      Re: GATX Corporation
                Form 10-K for the Year Ended December 31, 2011
                Filed February 24, 2012
                File No. 001-02328

Dear Mr. Lyons:

      We have reviewed your response letter dated August 28, 2012 have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by amending your filing and providing any requested information with the amendment. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Consolidated Statements of Comprehensive Income, page 53

1. We note from your response to our prior comment 2 that you continue to believe that disaggregating your full-service lease revenue into an arbitrary allocation among lease and maintenance elements is inconsistent with how the full-service leasing market operates and how you manage the business and your portfolio of rail assets. We note your disclosure that your extensive maintenance network is not indicative of a separate service element (with an associated revenue stream) embedded in your full-service leases. However, the fact remains that, under your full-service leases, you are obligated to incur substantial amounts of executory costs related to maintenance, taxes and insurance on your fleet, and that such executory costs appear to be effectively "reimbursed" by your customers as part of the full-service lease rate. We note from your response that you view your maintenance network primarily as a cost of supporting your full-service

leasing business, not as a source or foundation for incremental revenue. If this means that you consider your management of executory costs across your entire fleet to be costs of ownership and not a separate profit center or income-producing activity, then you should clarify your disclosures in this regard. At a minimum, we suggest you (i) indicate on the face of your Statements of Comprehensive Income that lease income includes amounts related to executory costs, (ii) present such executory costs related to lease income on the face of your Statements of Comprehensive Income, with separate line items for maintenance expense and for other executory costs, such as taxes and insurance on your fleet, and (iii) expand the disclosure with respect to your accounting policy for revenue recognition to explain why you cannot separate the executory costs from the lease payment based on observable stand-alone prices, and to state the fact that your method of recognizing revenue on a straight-line basis may not coincide with the performance of maintenance services. If you don't view the portion of your revenue related to executory costs as essentially a reimbursement of those executory costs necessary to provide your customers with a fully-operational asset over the lease term, then we continue to believe that your full-service leases represent multiple-element revenue arrangements, and that Rule 5-03(b)(1) of Regulation S-X requires the presentation of the rental income and service revenue components of your full-service leases on a separate and disaggregated basis. Please revise, as appropriate.

2. We note from your response to our prior comment 3 that, for internal management purposes, you differentiate costs that reflect an indication of capital employed or costs to acquire an asset (e.g., depreciation, interest, operating lease expense) from costs that are more operational in nature (e.g., insurance, taxes, maintenance and other expenses). However, although maintenance, insurance and taxes are not costs of capital or acquisition costs, they are still considered a type of ownership costs. In separately disclosing only certain costs as ownership costs on your Consolidated Statements of Comprehensive Income, it implies that other costs outside of this separate category are not ownership costs. We note that, for internal management purposes, you differentiate costs along functional lines by classifying ownership costs into two separate categories and you apply this reporting presentation to each of your business segments. The reporting for internal management and its related business segment reporting can create differences on how information is presented on the face of the consolidated financial statements. Specifically, the guidance in ASC 280-10-50-29 provides for differences between the measurement of reportable segment amounts and the public entity's consolidated financial statements. In this regard, the nature of any differences between the measurement of reportable segment amounts and its reporting in the consolidated financial statements should be clearly described in the segment note so investors are provided with the necessary information for an understanding of the reported segment information. We believe that your current presentation of a separate ownership cost category that does not include all types of ownership costs should be revised to eliminate the separate categories and subtotal amounts for both "total ownership costs" and "total other costs and expenses" on the face of you Consolidated Statements of Comprehensive Income. In addition, as Rule 5-03(b)(8) of Regulation S-X provides for the classification

of interest expense below operating costs and expenses, it appears maintenance expense and the other operating costs should precede the reporting of these financing costs (interest expense) on your Consolidated Statements of Comprehensive Income. Please revise, as appropriate.

3. On a related matter, if you wish to discuss how you differentiate costs for internal management purposes, we suggest you present a supplemental discussion in your MD&A. This discussion would be consistent with one of the principal objectives of MD&A, which is to enable investors to see the company through the eyes of management. Please revise, as appropriate.

Consolidated Statements of Comprehensive Income, page 53

4. In the first sentence of your response to our prior comment 4, you indicate that the staff has noted that your affiliate assets are substantially dissimilar to the assets owned and managed in the Portfolio Management segment. However, we stated that there were substantial dissimilarities between your joint venture affiliates in this segment and your core business. We were referring to your core business of leasing major types of railcars and operating vessels that transport dry bulk commodities. This represents the integral and central activities that encompass most of the revenues, expenses, assets and liabilities in your consolidated financial statements. As such, we continue to believe that these diversified affiliate investment assets are substantially dissimilar from your underlying core business. You provide that these diversified investments, both by asset type and industry served, share a common underlying attribute that they are all long-lived widely used assets and are managed together as a portfolio of diversified investments. As such, it appears you believe that your reporting methodology is consistent with the exception provided in Regulation S-X for an alternative presentation. Although investments may share a common attribute of being long-lived, widely used assets and are managed together in a portfolio, we do not believe this provides sufficient basis for an alternative presentation as provided in the guidance in Rule 5-03(b)(12) of Regulation S-X. Due to the dissimilarities in risks and industries involved from your underlying core and central operations and the diversity of these investments, these circumstances do not appear to justify a different and alternative presentation. Your response states that "the inclusion of affiliates' earnings in the Portfolio Management segment and our current presentation of reporting such amounts on a pre-tax basis within the Income section of your Statement of Comprehensive Income reflects the significance of our affiliates' contribution to GATX's overall performance and is consistent with the way we view and manage our business." The way you manage the business and report within your business segment financial information can create differences from how information is presented on the face of the consolidated financial statements. Specifically, the guidance in ASC 280-10-50-29 provides for differences between the measurement of reportable segment amounts and the public entity's consolidated financial statements. In this regard, the nature of any differences between the measurement of reportable segment amounts and its reporting in

the consolidated financial statements should be clearly described in the segment note so that investors are provided with the necessary information for an understanding of the reported segment information. Please revise, as appropriate.

5. We note from your response to our prior comment 5 that you continue to believe that your current presentation of gains realized on asset sales within revenue is appropriate, and that your remarketing income is the result of meaningful business efforts. However, although you may devote significant resources to actively managing your portfolio of assets by regularly performing a "buy, hold or sell" analysis for such assets, we do not believe that the distinct and significant revenue producing activity for these assets result from their sale, but rather from the significant revenues generated from your ongoing major or central activity of leasing those assets for extended periods. In addition, you have not provided any specific accounting literature that clearly supports your current position that two different revenue streams can be recognized under these circumstances. As such, for financial reporting purposes, we continue to believe that it would be inappropriate to recognize two different revenue streams (i.e., leasing of asset and sale of asset) from that same asset. From your response to our prior comment 6, we note that you now agree that scrapping gains, which result from the disposal of railcar assets at the end of their useful lives, are peripheral or incidental transactions and will no longer be reported as revenues. It appears that your scrapping gains result from some type of sale of the assets, as a gain can only result from the receipt of proceeds or some consideration as part of the disposal transaction. Absent a sales transaction, scrapping would result only in a loss. Therefore, for financial reporting purposes, it appears inconsistent to differentiate and recognize either a gain/loss or revenues in a statement of operations dependent on whether (i) an asset is sold at the end of its useful life; or (ii) an asset is sold prior to the end of its extended lease term. In this regard, it is unclear how the financial statements would clearly convey appropriate financial reporting where one asset is sold shortly before the end of a lease and results in revenues and another asset is sold at the end of a lease and a gain/loss is recognized on that transaction. In this regard, if an asset has been used in operating activities for an extended period, we do not believe that the timing of an asset sale should result in differences in financial reporting. For long-lived revenue producing assets, its depreciation is based on the assets estimated useful life as well as its salvage value (i.e., the amount one expects to receive upon selling the asset at the end of its useful life). If these estimates were precise or continually revised based on new information available, there would be no gain or loss on the ultimate disposition of the asset. A gain or loss upon disposition can be viewed as a revision or "true-up" of those prior estimates. As such, in these circumstances, it does not appear appropriate to recognize the gain (or loss) upon sale as a "revenue" producing element when the major or central function of that operating asset is a completely separate and distinct revenue activity. You note that presenting leased assets as operating assets on the balance sheet further supports your classification of these gains as operating revenue, rather than incidental activity as discussed in paragraphs 86-88 in FASB Concept Statement 6. We believe that the balance sheet classification as an operating asset is appropriate solely for how the asset is primarily used in its major or central activity. Otherwise, an asset would

be classified as inventory if the entity's sole activity is selling assets or classified as held for sale if it was used primarily in a different major or central activity and then subsequently held out for sale. You also state that some level of remarking income is anticipated by investors each year and it is a noteworthy item in your earnings releases and analysts calls. Investors can still anticipate this type of income and we encourage your continued discussion of this item in your earnings releases and analysts calls. However, our concerns solely relate to its position (i.e., presentation and classification) in your Consolidated Statements of Comprehensive Income. The classification of this income as a component of operating income, rather than revenue, would not affect its caption. Please revise.

Note 5. Leases, page 62

6. We note from your response to our prior comment 7 that, although you will revise your footnote presentation to clarify that your minimum future lease receipt amounts include executory costs, you believe that disclosure of the aggregate amounts representing these executory costs is not applicable. However, since the definition of "minimum lease payments" in ASC 840-10-25-1(d) excludes executory costs, and since you include executory costs in the table on page 63, we believe it would be appropriate to disclose the amount of your minimum lease receipts that relate to executory costs. If you view the portion of your lease receipts related to executory costs as essentially a reimbursement of those executory costs necessary to provide your customers with a fully-operational asset over the lease term, we would not object if you provided an estimate (presumably based on historical experience) of the portion of your minimum future lease receipts in the table on page 63 that relates to executory costs. In this regard, in a footnote to the table, please include (i) a description of the assumptions underlying your estimate of the portion of your minimum future lease receipts that relates to executory costs, and (ii) a cross reference to your expanded disclosure with respect to your accounting policy for revenue recognition that explains why you cannot separate the executory costs from the lease payment you receive from your customers.

Note 23. Financial Data of Business Segments, page 92

7. We have reviewed your response to our prior comment 8 as well as the supplemental segment reports that were furnished to us. For the Portfolio Management segment, we note the CODM is provided with the following separate and detailed information on your affiliate investments:
    - Consolidated Income statement by month, quarter and fiscal year that includes the share of affiliates earnings each period;
    - Joint Venture data that details the consolidated segment amount into the separate amount of joint venture income (affiliate earnings) for each of the affiliates in the segment;

- Joint Venture Income Trend data that details each of the separate affiliates' share of earnings in each individual month of the fiscal year;
- Joint Venture Income data that details each of the separate affiliates' share of earnings by current quarter and annual period with comparison data to the prior quarter in the current fiscal year as well as for the corresponding preceding fiscal year (i.e. quarter and annual) periods, respectively;
- Joint Venture Income analysis that describes reasons for actual vs. plan variances (both favorable and unfavorable) in affiliate earnings for each separate affiliate investment; and
- The investment balance of each affiliate being summarized into its various components (i.e. contributions, distributions, cumulative income, etc.).

We also note from your response that the CODM is on GATX's Investment Committee and ultimate decisions regarding affiliate investment resource allocations, including additional investments or changes in the investor-investee relationship, are subject to the approval of GATX's Investment Committee in excess of certain dollar thresholds. In addition, you state that the Investment Committee meets on an as-needed basis to consider affiliate matters with the manager responsible for the affiliate. Based on the detailed and separate joint venture income information for each of your individual affiliates that is set forth in the Portfolio Management segment reports provided to the CODM and the CODM's involvement on the GATX Investment Committee, it appears that the equity method affiliate investments meet the definition of an operating segment under the guidance in ASC 280-10-50-1 and ASC 280-10-55-2, respectively. As such, it appears that your affiliate company investments accounted for on the equity method should be disaggregated from your current reportable business segments and reported within their own separate business segment. Please revise. In this regard, please make all appropriate revisions to the discussion of segment information in your MD&A to provide investors with a complete understanding of your equity method affiliates and the related affiliate earnings.

Note 23. Financial Data of Business Segments, page 92

8. Reference is made to the supplemental reports that were furnished to the staff. Within your Rail business segment, we note that the reports provided to the CODM included detailed financial information on a separate and similar basis for both North America and Europe. In this regard, this detailed and separate financial information for North America and Europe reconciles to the consolidated Rail business segment financial information. As such, it appears that both the North America and Europe regions represent separate operating segments under the guidance in ASC 280-10-50-1. From the financial information provided in the segment reports, it appears that each of these respective regions meet the quantitative thresholds for reporting separate information under the guidance in ASC 280-10-50-12. Presumably, you believe that both of these individual and separate regions should be aggregated (and not reported separately) under the guidance in ASC 280-10-50-11. However, we note that the respective segment profit margins relative to Gross Income (i.e., Segment Profit/Gross Income) of the North

America and Europe regions materially differ from each other in both fiscal years 2011 and 2010, respectively. We also note the Europe region's segment profit margin (%) changed materially in fiscal 2011 as compared to fiscal 2010 and on a disproportionate basis to the change in segment profit margin (%) generated by the North America region for the same period. Specifically, with respect to these material differences, it also appears that the ownership costs and maintenance expense as a percentage of each region's gross income vary significantly. Based on this financial information, it appears that the North America and Europe regions do not have sufficiently similar economic characteristics to be aggregated into one reportable business segment. As such, it appears you should revise your segment reporting to disaggregate the North America and Europe Rail regions into their own separate reportable business segments. In this regard, please make all appropriate revisions to the discussion of segment information in your MD&A to provide investors with a full understanding of your Rail businesses in North America and Europe.

You may contact Claire Erlanger at (202) 551-3301 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief